LL. 05 aRB

17005156

SEC
Mail Processing
Section
MAR 0 1 2017
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.A. Botzum & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18321 Hillcrest Ave
(No. and Street)

Villa Park,	CA	92861
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Botzum 714-771-6977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles Botzum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Pres
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2017 by ______________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public ______________

SEE ATTACHED NOTARY CERTIFICATE

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2017, by
(1) Charles Botzum
(and (2)),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JACKIE BILAVARN
Commission # 2114688
Notary Public - California
Orange County
My Comm. Expires Jun 9, 2019

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document. C.A. Botzum & Co

Description of Attached Document Annual Audited Report

Title or Type of Document: FORM X-17A-5 Part III **Document Date:** ______

Number of Pages: ______ **Signer(s) Other Than Named Above:** ______

FINANCIAL STATEMENT
as of

12-31-2016

C. A. BOTZUM & CO.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.A. Botzum & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18321 Hillcrest Ave
(No. and Street)

Villa Park, (City) CA (State) 92861 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Botzum 714-771-0977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Botzum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2017 by _______________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public _______________

SEE ATTACHED NOTARY CERTIFICATE

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 23rd day of February, 2017 by
Date *Month* *Year*

(1) Charles Botzum

(and (2) ______).

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JACKIE BILAVARN
Commission # 2114688
Notary Public - California
Orange County
My Comm. Expires Jun 9, 2019

Seal
Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document. C. A. Botzum & Co

Description of Attached Document Annual Audited Report

Title or Type of Document: Form X-17A-5 Part III **Document Date:** ______

Number of Pages: ____ **Signer(s) Other Than Named Above:** ______

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
C.A. Botzum & Co.:

We have audited the accompanying statement of financial condition of C.A. Botzum & Co. (the "Company") as of December 31, 2016, and the related statement of operations, changes in stockholders' equity, statement of changes in liabilities subordinated to the claims of general creditor, and cash flows for the year then ended. These financial statements are the responsibility of C.A. Botzum & Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in the Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of C.A. Botzum & Co.'s financial statements. The supplemental information is the responsibility of C.A. Botzum & Co. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supporting Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates Inc.
Certified Public Accountants

Northridge, California
February 18, 2017

C A BOTZUM & CO

STATMENT OF FINANCIAL CONDITION
12=31=2016

ASSETS

CURRENT ASSETS		
CASH BANK OF AMERICA CHECKING		$ 57,548.12
CASH BANK OF AMERICA RESERVE ACCOUNT 15c3-I		$ 13,000.00
COR CLEARING DPOSIT ACCOUNT		$ 2,000.00
COR CLEARING OMNIBUS ACCOUNT		$ 0.00
RECEIVABLE CUSTOMERS		$ 0.00
LIFE INSURANCE POLICY CASH SURRENDER VALUE NET		$ 32,472.28
SECURED DEMAND NOTE SECURED NOTE !		$ 25,000.00
SEEURED DEMNAD NOTE SECURED NOTE 2		$185,000.00
TOTAL CURRENT ASSESTS		$315,020.40
EQUIPMENT at cost		
FURNITURE & Equipment	$13,415.19	
AUTOMOBILES	$ 8,463.84	
	$21,879.03	
LESS ACCUMULATED DEPRECIATION	$21,879.08	-0-
TOTAL ASSETS		$315,020.40
Current Liabilities		
ACCOUNTS PAYABLE		$ 0.00
PAYABLE TO CUSTOMERS		$1,874.00
PAYABLE TO BROKERS		$ 0.00
OTHER EXPENSES & LIABILITIES		$ 0.00
TOTAL CURRENT LIABILITIES		$1,874.00
SUBORINATED BORROWINGS		
SEEURED DEMAND NOTE DUE 12-31-2017	$25,000.00	
SECURED DEMAND NOTE DUE 12-31-2020 (EQUITY)	$185,000.00	$210,000.00
STOCKHOLDERS EQUITY		
CAPITAL STOCK $PAR AVLUE XXXXXX		
500,000 shares authorized		
325,000 shares issued & outstanding	$325,000.00	
Less Exces- of apr value over consideration	(172,773.68)	
Additionalpaid in capital	202,312.47	
	$354,538.79	
Retained earnings (loss)	$ (251,392.39)	
EQUITY		$103,146.40
TOTALLIABILITIES & SHAREHOLDER EQUITY		$ 315,020.40

SEE ACCOMPING NOTES

C. A. BOTZUM & CO.

STATEMENT OF INCOME AND EXPENSE
OPERATIONS

		2016 YEAR TO DATE
REVENUES		
Commissions, listed bonds & stocks		$55,590.6
Commissions, municipals		48,107.6
Commissions, O T C		-0-
Commissions, mutual funds		98.11
Gain (loss) on sale of securities		-0-
Dividends & interest		-0-
Miscellaneous income		2,249.61
		$106,045.
EXPENSES		
EMPLOYER COMPENSATION/BENEFITS		
Salaries	$	
Commissions		
Group insurance	871.35	
Payroll taxes		
	$ 871.35	
COMMISSIONS & FLOOR BROKERAGE	36,018.66	
Brokerage		
COMMUNICATIONS		
Telephone	6,243.43	
Postage & Transfer fees	2,021.46	
Stationery & supplies		
	$ ~~8,264.89~~	
INTEREST		
Interest on subordinated notes	2,100.00	
OCCUPANCE & EQUIPMENT RENTAL	18,084.53	
Rent		
Repairs & maintenance		
Equipment lease		
Insurance - general		
	$	
TAXES OTHER THAN INCOME TAXES		
Real & personal property taxes		
OTHER OPERATING EXPENSES		
Automobiles	13,856.77	
Dues & subscriptions CPA	12,028.40	
Entertainment & promotion	49,709.91	
Other supplies & expense	26,246.22	
Licenses, NASD, SIPC, etc	2,634.00	
Travel		
	$	
PROVISION FOR INCOME TAX		
Federal income tax	=0=	
CA franchise tax	800.00	
	$	
NET PROFIT (LOSS)	170614.73	$106045.89
		(64,568.84)

SEE ACCOMPING NOTES

C A Botzym$Do
Sattement of changes
in stock holder equity
for year ended 12-31-2016

	Common Stock	Accumulated Deficits	Total
Balance @ 12-31-2015	$325,000.	(353,598)	167,714
Net income (LOSS)		(64,568)	(64,568)
Balance @ 12-31-2016	$325,000.00	(424,166)	$103,146

C A Botzum & Co.
Statement of changes
in suborinated Debt SDN
for yaer ended 2016

Balance as of 2015 12-31	$210,000.00
Increase or decrease	-0-
Balance as of 2016 12-31	$210,000.00

see accompaning notes

C A Botzum & Co.
Cash Flow
for the ended 12-31 -2016

CASH FLOW OPERATING ACTIVITIES		
NET INCOME (LOSS)	(64,568.84)	
CHANGES IN OPERATING ASSETS & LIABILITIES		
LIFE INSURANCE CSV DRAW DOWN	$ [illegible]	
NOTE PAY OFF	$61,476.52	
RESERVE ACCOUNT INCREASE	$-7,375.00	
ACCRUED EXPENSES PAYOUT	$-8,350.00	
CUSTOMER PAYABLE PAYOUT	$-5,352.26	
CUSTOMER PAYABLE NEW	$ 1,874.00	
DEPOSIT DRAW DOWN COR CLEARING	$ 5,500.00	
CASH FLOW FORM OPERATIONS	[illegible]	$47,773.26
CASH FLOW INVESTING ACTIVITIES	-0-	
LIFE INS CSV DRAW DIWN	$72,750,39	
CASH FLOW FROM FINANCING	-0-	
NET CHANGE	$55,954.81	
BEGINING CASH BALANCE	$1,593.31	
ENDING CASH BALANCE	$57,548.12	

SUPPLEMENTALDISCLOSURE OF CASH FLOW INFORMATION

CASH PAID FOR INCOME TAXESM	$800.00
CASH PAID FOR ONTEREST	$2100.00

SEE ACCOMPING NOTES

C A Botzum & Co.
Annual 2016 Audit
Noted to Financial Statments

BUSINESS ACTIVITY

Note C A Botzum & Co. is a Licensed SEC Stockx broker which engages in agency and riskless principle transaction. Its sources of revenue are split between Listed Stocks and Municipal Bonds on a retail execution basis. CAB & Co. does not carry inventory engage in options or futures. Less than 1% of revenue is earned form Mutual Funds. The company was founded by C A Botzum senior in 1933 and incopporated in 1962.
Currently there are 325,000 shares issued and outstanding 25,000 shares are owned by Charles A Botzum III President and 300,000 are owned by Estate of Marion Botzum . These shares are to divided equally between Charles A Botzum III and Williams T Botzum (150,000 each) upon approval of SEC and the courts.
The firm operates under SEC rule 15c3-1 and 15C3-3 with a minimum NET Capital requirment of $250,000 and Reserve account for exclusive Benefit of Customers maintained (see attachments for both)
The majority of the forms capital is provided by Secured Demand Notes (see SDN NOTES)Note 2
Alltransactions are settled on a trade date basis for Cash.
The other material asset is a $200,000.00 dollar Life Insurance policy on Charles A Botzum III which has a Cash Surrender value of $108,471.49 with a asset specific advance of $76,035.50 . This leaves $32,472.28 net asset.
C A Botzum & Co. has a request pending with the SEC to allow this asset to be considered as Allowable for Capital (see NOTE 3)

Accounting

C A Botzum & Co. maintains book & Records under SEC FINRA GAAP rules & Regulations. The company constantly reviews the procedures to address and shortcomings. Books & Records are constantly reviewed and balanced. C A Botzum & Co. used a Affirmitive 100% Response system to guarantee 100% customer agreement in regards to its records.

The presentation of the financial Statments in conformity with the accounting principles of the USA requires management to make estimates & assumptions that effect the report amounts of assets & Liabilities and disclosure of contingent assets & liabilitiesat the date of the financial statements and the reported amounts of revenue & expenese during the reporting peroid. Actual results could differ from those estima

Deposit AT COR CLEARING

The company maintains a deposit accountax at Cor Clearing to carry its customer s accounts.The clearing firm has custody of these amounts which serve as collateral for any amounts due the clearing firm as well as short sales or trades not yet settled. The Dec-mber 31, 2016 balance was

$2,000.00

NOTE 1 SDN William T Botzum $25,000.00

100	Targa Resources TRGP	56.07	$5,607.00	
6M	Elk Hills ESD GO -0- 11-1-2017	97.58	$4,879.00	
5M	Elk Hills ESD GO -0- 11-1-2019	90.90	$4,545.00	
10M	Grover Beach RDA TA 5% 8-1-2035	100	$10,000.00	
5M	Imperial Irr Dist 3% 11-1-2033	86.94	$4,347.00	$29,378.00

NOTE 2 Charles A Botzum III $185,000.00

15M	Elk Hills ESD GO -0- 11-1-2020	87.27	$13,090.00	
40M	Coalinga Meed 8% 9-1-2033	93.44	$38,442.00	
10M	Oceanside GO 3% 8-1-2035	88.40	$ 8,966.00	
65M	Vista Jt Pwr 6.1% 10-1-2021	102	$67,291.00	
30M	Snowline 4% 9-1-2034	94.82	28,846.00	
25M	San Marcos 4½% 10-1-2036	100.03	25,288.00	
5M	San Joaquin WD 6% 8-1-2029	102.45	5,247.00	
5M	LA DWP 5% 7-1-2044	112.51	5,626.00	
5M	Ind Cities 5.85% 9-15-2043	104.84	5,712.00	
				$198,508.00

Reconcilation Sec Demand Notes year to year	2015	$210m000.00	
	2016	$210.000.00	-0-

Reconcilation Cash 2016

NOTE 3

Cash Surrender Value LIFE is	108,471.49
with asset advance	- 76,035.50
NET CASH REMAINDER	32,472.28
Increase not recorded	+ 36.29

Death Benefit $200,000.00 less advance

NET CAPITAL REQUIRMENT

The company is subject to the Securities & Exchange Commisssóon Uniform Net Capital rule 15c3-1which requires it to maintain a minimum Net capital and a aggreiate indebtedness ratio not to exceed 15 to 1. The companies minimum net capital was $250,000.00 on 12-31-2016 The company had $280,674.00 in net capital or $30,674.00 over its requirment. The company was required to have -0-.net capital by all other ratios.

INCOME TAXES

The company has available at 12-31-2016 unused Federal Net operating lo which may be applied against future taxable income or carried back to offset previous income resulting in a dederred tax asset of approximately $18,000.00 The net operating loss begins to expire in the year 2020

Subsequent events

The company has evaluated events subsequent to the date of the balance sheet for items requiring recording or disclosure in the fiancáal Statements. The evaluation was performed through the date the financial statements were issued. Thos review det-rmined that no such events took place that would have material effect or impact on its financial Statements.

C. A. BOTZUM & CO
as of 12031=2016

CAPITAL RATIO PER S.E.C. RULES 15c3-1

Schedule 1

CAPITAL per attached		$ 103,145.40	
PLUS subordinated capital (equity)		210,000.00	
EQUITY CAPITAL		$ 313,146.40	
Plus subordinated capital allowable in net capital			
LESS NON ALLOWABLE ASSETS		(32,472.28)	
TOTAL ALLOWABLE CAPITAL			$ 280,674.1
LESS deductions per S.E.C. rules:			
Fixed assets		$ -0-	
Unsecured receivables		-0-	
Prepaid expenses		-0-	
CURRENT CAPITAL (NET)			$ 280,674.
AGGREGATE INDEBTEDNESS			
Liabilities	$ 1874.00		
Less reserve account 15c3-3	-1,874.00		
RATIO TO NET CAPITAL	-0-	NA %	
CAPITAL REQUIREMENTS			
A.I. ratio to net capital (15 to 1)			
Minimum $ 250,000.00		$	250,000.00
EXCESS CAPITAL OVER REQUIREMENTS			$ 30,674.1

There were no differences between Net Capital ~~Computation~~ Calculation here and companies 12-31-2016 FOCUS PART II

See accountants report

Schedule 2

C A Botzum & Co.
15c3-1 Reserve Calulation
12-31-2016

Customer Payables (including free Credit Balances) ($1874.00)		$1,874.00
Broker Payables		-0-
TOTAL PAYABLES		$1,874.00
Recievables from Customers	-0-	
Less SEC Allowance	-0-	
Recievables from brokers	-0-	
Total Reciezable		-0-
Net balances		$1,874.00
105% for monthly calculation		$1,968.00
Amount held in 15c3-1 account at end of period		$13,000.00
Amount do be deposited		-0-
Amount to be withdrawn		-0-

FREQUENT CALCULATION MONTHLY XXX Weekly Daily

There were no differences betwwen Reserve Calculation shown here and the companies FOCUS Part II

See accountants Report

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have examined C.A. Botzum & Co.'s statements, included in the accompanying compliance report, that (1) C.A. Botzum & Co.'s internal control over compliance was not effective during the most recent fiscal year ended December 31, 2016; (2) C.A. Botzum & Co.'s internal control over compliance was effective as of February 18, 2017; (3) C.A. Botzum & Co. was not in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that C.A. Botzum & Co. was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from C.A. Botzum & Co.'s books and records.

C.A. Botzum & Co.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing C.A. Botzum & Co. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, or 17 C.F.R. § 240.17a-13 will be prevented or detected on a timely basis. Our responsibility is to express an opinion on C.A. Botzum & Co.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether C.A. Botzum & Co.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; C.A. Botzum & Co. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of February 18, 2017; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from C.A. Botzum & Co.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating C.A. Botzum & Co.'s compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from C.A. Botzum & Co.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in C.A. Botzum & Co.'s internal control over compliance during the fiscal year ended December 31, 2016. C.A. Botzum & Co. fell below its required net capital under §§240.15c3-1 as a result of a FINRA examination in February of 2016. The FINRA exam disallowed the Cash Surrender Value of Life Insurance the Company carried on its books as an allowable asset. Once confirmation of the treatment was received by the SEC, the Company immediately drew down the Cash Surrender Value of the Life Insurance converting the non-allowable asset to cash.

In our opinion, because of the material weakness referred to above, C.A. Botzum & Co.'s internal control over compliance was not effective during the most recent fiscal year ended December 31, 2016. In our opinion, C.A. Botzum & Co.'s statements that C.A. Botzum & Co.'s internal control over compliance was effective as of February 18, 2017; C.A. Botzum & Co. did not comply with §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
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WE FOCUS & CARE

used to state that C.A. Botzum & Co. was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from C.A. Botzum & Co.'s books and records are fairly stated, in all material respects.

Breard & Associates, Inc.

Breard & Associates, Inc.
Northridge, California
February 18, 2017

02/10/2017 3:10 PM FAX

C A Botzum & Co.
18321 Hillcrest Ave
Villa Park CA 92861

Compliance Report

C. A. Botzum & Co.") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year end through 12-31-2016

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended 2016; and execpt 2-29-2016 FINRA AUDIT

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

COMPANY Charles A Botzum III

I, SIGNING OFFICER, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By:

SIGNING OFFICER Charles A Botzum III

SIGNING OFFICER TITLE President C A Botzum & Co.

DATE OF FINANCIAL STATEMENTS 12-31-2016

2-28-2017